UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28994 / November 10, 2009

In the Matter of	:
	:
NEUBERGER BERMAN MANAGEMENT LLC	:
NEUBERGER BERMAN DIVIDEND ADVANTAGE FUND INC.	:
NEUBERGER BERMAN INCOME OPPORTUNITY FUND INC.	:
NEUBERGER BERMAN REAL ESTATE SECURITIES	:
INCOME FUND INC.	:
	:
605 Third Avenue, 21st Floor	:
New York, New York 10158-3698	:
	:
(812-13086-05)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Neuberger Berman Management LLC, Neuberger Berman Dividend Advantage Fund Inc.,
Neuberger Berman Income Opportunity Fund Inc., and Neuberger Berman Real Estate Securities
Income Fund Inc., filed an application on May 18, 2004 and amendments to the application on
June 5, 2007, October 28, 2008, January 22, 2009, January 26, 2009, May 15, 2009, and October
13, 2009, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act")
for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order permits
certain registered closed-end management investment companies to make periodic distributions
of long-term capital gains with respect to their outstanding common stock as frequently as
monthly in any taxable year, and as frequently as distributions are specified by or in accordance
with the terms of such investment companies' preferred stock.

On October 14, 2009, a notice of the filing of the application was issued (Investment Company
Act Release No. 28945). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Neuberger Berman Management LLC, Neuberger Berman Dividend Advantage Fund Inc., Neuberger Berman Income Opportunity Fund Inc., and Neuberger Berman Real Estate Securities Income Fund Inc. (File No. 812-13086-05) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary